UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 72578 / July 10, 2014

Admin. Proc. File No. 3-15859

In the Matter of

ASSURED EQUITIES IV CORP.,
BEACH FIRST NATIONAL BANCSHARES, INC.,
NORQUEST ACQUISITION CORP.,
SAE ACQUISITIONS, INC.,
UNITY HOLDINGS, INC., AND
WINROCK INTERNATIONAL, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed by Assured Equities IV Corp., Beach First National Bancshares, Inc., Norquest Acquisition Corp., SAE Acquisitions, Inc., Unity Holdings, Inc., or Winrock International, Inc., and the Commission has not chosen to review the decision on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(d) of the Commission's Rules of Practice,[1] that the initial decision of the administrative law judge[2] has become the final decision of the Commission with respect to Assured Equities IV Corp., Beach First National Bancshares, Inc., Norquest Acquisition Corp., SAE Acquisitions, Inc., Unity Holdings, Inc., and Winrock International, Inc. The order contained in that decision is hereby declared effective.

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[1]   17 C.F.R. § 201.360(d).

[2]   *Assured Equities IV Corp., Beach First Nat'l Bancshares, Inc., Norquest Acquisition Corp., SAE Acquisitions, Inc., Unity Holdings, Inc., and Winrock Int'l, Inc.,* Initial Decision Rel. No. 604 (May 28, 2014), 108 SEC Docket 20, 2014 WL 2203788. The stock symbol and Central Index Key numbers are: 1447256 for Assured Equities IV Corp.; BFNBQ and 949228 for Beach First National Bancshares, Inc.; 1411167 for Norquest Acquisition Corp.; 1451049 for SAE Acquisitions, Inc.; 1054929 for Unity Holdings, Inc.; and 1433561 for Winrock International, Inc.

The initial decision ordered that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Assured Equities IV Corp., Beach First National Bancshares, Inc., Norquest Acquisition Corp., SAE Acquisitions, Inc., Unity Holdings, Inc., and Winrock International, Inc., is hereby revoked.

      For the Commission, by the Office of the General Counsel, pursuant to delegated authority.

Jill M. Peterson
Assistant Secretary

INITIAL DECISION RELEASE NO. 604
ADMINISTRATIVE PROCEEDING
FILE NO. 3-15859

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of ASSURED EQUITIES IV CORP., BEACH FIRST NATIONAL BANCSHARES, INC., NORQUEST ACQUISITION CORP., SAE ACQUISITIONS, INC., UNITY HOLDINGS, INC., VALIANT HEALTHCARE, INC. (N/K/A VALIANT ACMS, INC.), AND WINROCK INTERNATIONAL, INC.	INITIAL DECISION ON DEFAULT May 28, 2014

APPEARANCES: Neil J. Welch, Jr., Division of Enforcement, Securities and Exchange Commission

BEFORE: Brenda P. Murray, Chief Administrative Law Judge

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 29, 2014, alleging that Respondents have securities registered with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) and have not filed required periodic reports. Respondents were served with the OIP by May 5, 2014, and were required to answer the OIP by May 19, 2014.[1] See Assured Equities IV Corp., Admin. Proc. Rulings Release No. 1432, 2014 SEC LEXIS 1641 (May 13, 2014) (citing OIP at 3; 17 C.F.R. §§ 201.141(a)(2)(ii), .160(a)-(b), .220(b)). On May 15, 2014, Katie Huntley, Senior Vice President of Beach First National Bancshares, Inc. (Beach First), filed a letter with the Commission, stating that the company filed for bankruptcy protection in May 2010 and a bankruptcy trustee was appointed to oversee the bankruptcy estate. At the May 20, 2014, telephonic prehearing conference, the Division of Enforcement represented that Beach First's bankruptcy trustee does not object to revocation of the registration of the company's registered securities and does not contest the OIP's allegations.

[1] On May 15, 2014, the Commission issued an Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Exchange Act as to Valiant Healthcare, Inc. (n/k/a Valiant ACMS, Inc.) (Valiant). Assured Equities IV Corp., Exchange Act Release No. 72168, 2014 SEC LEXIS 1689. In this Initial Decision, the term "Respondents" refers to all the named Respondents except Valiant.

Respondents are in default because they did not file Answers, participate in the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). I find the allegations in the OIP to be true as to Respondents and take official notice of Commission public records concerning them. See 17 C.F.R. §§ 201.155(a), .323.

Findings of Fact

Assured Equities IV Corp. (Assured Equities), Central Index Key (CIK) No. 1447256, is a dissolved Florida corporation located in Talmo, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Assured Equities is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended May 31, 2010, which reported a net loss of $5,150 for the prior twelve months.

Beach First, CIK No. 949228, is a South Carolina corporation located in Myrtle Beach, South Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Beach First is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of over $24 million for the prior nine months. As of February 4, 2014, Beach First's stock (symbol "BFNBQ") was traded on the over-the-counter markets. On May 14, 2010, Beach First filed a Chapter 7 petition in the U.S. Bankruptcy Court for the District of South Carolina.

Norquest Acquisition Corp. (Norquest), CIK No. 1411167, is a forfeited Delaware corporation located in Durham, North Carolina, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Norquest is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended December 31, 2009, which reported a net loss of $3,134 from the company's January 11, 2008, inception to December 31, 2009.

SAE Acquisitions, Inc. (SAE Acquisitions), CIK No. 1451049, is a dissolved Florida corporation located in Hallandale, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). SAE Acquisitions is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2009, which reported a net loss of $6,463 for the prior six months.

Unity Holdings, Inc. (Unity Holdings), CIK No. 1054929, is a dissolved Georgia corporation located in Cartersville, Georgia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Unity Holdings is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended September 30, 2009, which reported a net loss of over $13 million for the prior nine months.

2

Winrock International, Inc. (Winrock International), CIK No. 1433561, is a forfeited Delaware corporation located in Canton, Texas, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Winrock International is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2009, which reported a net loss of $3,134 from its February 9, 2009, inception to September 30, 2009.

Conclusions of Law

Exchange Act Section 13(a) and Exchange Act Rules (Rule or Rules) 13a-1 and 13a-13 require issuers of securities registered with the Commission pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in annual and quarterly reports, even if the registration is voluntary under Exchange Act Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. See 17 C.F.R. §§ 240.13a-1, .13a-13. Respondents have failed to do so. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419. Moreover, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations, or, through their failure to maintain a valid address on file with the Commission, did not receive such letters. See OIP at 3. Respondents' failure to file timely annual and quarterly reports is a violation of Exchange Act Section 13(a) and Rules 13a-1 and/or 13a-13.

Sanctions

Exchange Act Section 12(j) authorizes the Commission, "as it deems necessary or appropriate for the protection of investors," to revoke the registration of a class of securities or suspend for a period not exceeding twelve months if it finds, after notice and an opportunity for hearing, that the registrant has failed to comply with any provision of the Exchange Act or rules thereunder. In determining the public interest or what is necessary or appropriate for the protection of investors, the Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 439.

The failure to file required periodic reports is a serious violation because the reporting requirements of the Exchange Act are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977). Respondents' violations are recurrent in that each Respondent repeatedly failed to file periodic reports for over three years. See Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6251 (respondent's failure to make eight filings over an eighteen-month period considered recurrent). Respondents are culpable because they knew, or should have known, of their obligation to file periodic reports. See 17 C.F.R. §§ 249.308a, .310 (Commission Forms 10-Q, 10-K); Robert L. Burns, Investment Advisers Act of 1940 Release No. 3260 (Aug. 5, 2011), 101 SEC Docket 44807, 44826 n.60 (stating that the Commission has "repeatedly held that ignorance of the securities laws is not a defense to liability thereunder"). By not participating in this proceeding, Respondents forfeited an opportunity to show they have made efforts to remedy their past violations and to offer assurances against further violations. On these facts, it is necessary and appropriate for the protection of investors to revoke the registration of each class of Respondents' registered securities.

Order

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Assured Equities IV Corp., Beach First National Bancshares, Inc., Norquest Acquisition Corp., SAE Acquisitions, Inc., Unity Holdings, Inc., and Winrock International, Inc., is hereby REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. See 17 C.F.R. § 201.360. Pursuant to that Rule, I FURTHER ORDER that a party may file a petition for review of this Initial Decision within twelve days after service of the Initial Decision. See 17 C.F.R. § 201.360(b). A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the order resolving such motion to correct a manifest error of fact. The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

In addition, a respondent has the right to file a motion to set aside a default within a reasonable time, stating the reasons for the failure to appear or defend, and specifying the nature of the proposed defense. 17 C.F.R. § 201.155(b). The Commission can set aside a default at any time for good cause. Id.

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Brenda P. Murray
Chief Administrative Law Judge